October 5, 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:	Mr. John Reynolds
Assistant Director

Re:	Golden Pond Healthcare, Inc. Amendment No. 2 to Registration Statement on Form S-1
Filed on August 31, 2007 (File No. 333-144718)

Dear Mr. Reynolds:

Our client, Golden Pond Healthcare, Inc. (the “Company”), has filed today with the Commission Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1.

The following responds to the Staff’s comments contained in your letter dated October 1, 2007 concerning the above-referenced document. The text of the Staff’s comments is set forth in italics below, followed by the response of the Company. Certain responses refer to specific pages without reference to a document; these are references to pages of the Registration Statement contained in Amendment No. 2. The information in these responses was provided to us by the Company.

Enclosed with the copy of this letter being sent by FedEx to Mr. John Reynolds are four copies of Amendment No. 2, marked to show changes from the Registration Statement on Form S-1 filed on August 31, 2007.

General

1.	We note your response to comment five of our letter dated August 22, 2007 and we reissue in part our prior comment. We note your disclosure on page 3, and similar disclosure on page 60, that “we do not intend to acquire less than majority interest (meaning more than 50% of the voting power with respect to such target business).” Please disclose the circumstances in which the company would acquire less than a majority interest in a target business.

Mr. John Reynolds

Securities and Exchange Commission

October 5, 2007

p. 2

RESPONSE:

The Company has revised the Registration Statement to reflect that the Company will not acquire less than a majority interest in a target business. See pp. 3, 61.

2.	We note your response to comment six of our previous letter and reissue in part our prior comment. Please revise the summary, risk factors and business sections, to include disclosure that the company may pursue acquisitions of businesses outside of management’s expertise. Also include disclosure in the summary and business sections that your disclosure regarding the healthcare industry may be irrelevant if the company pursues acquisitions outside of this industry.

RESPONSE:

The Company has revised the summary, risk factors and business sections to provide disclosure that in the event the Company were to pursue a target business operating outside of the healthcare industry, management’s expertise in the healthcare industry would not be directly applicable to its evaluation or operation and the information contained in the Registration Statement regarding the healthcare industry would not be relevant to an understanding of the business that the Company elects to acquire. See pp. 3, 25, 38, 55.

3.	We note your response to comment seven of our previous letter and we reissue our comment. We note the significant experience and involvement of various officers/directors and the special advisor in business/investment activities that concern health insurance, pharmaceuticals and other activities related to the healthcare industry. Please provide for each individual a list of entities for which a conflict may or does exist vis-a-vis the company and state the priority and preference that the entity has with respect to performance of obligations and presentation of business opportunities. Please describe each entity’s core business, investment strategy, portfolio, risk characteristics, and structure. Any potential overlap in investment criteria with the company should be disclosed and analyzed, as to the severity of the conflict of interest. Please revise the conflicts of interest and risk factors sections accordingly in order to present clearly the conflicts of interest and priorities. Also, briefly discuss the conflicts of interests in the summary. We may have further comment.

RESPONSE:

We respectfully note that all of the affiliations of the Company’s officers and directors are fully disclosed in each individual’s respective biography. See pp. 76-78. We believe that it would be inappropriate to disclose the respective core businesses, investment strategies, portfolios, risk characteristics and structures of those entities since those entities are private companies. The Company notes that

Mr. John Reynolds

Securities and Exchange Commission

October 5, 2007

p. 3

the second bullet point under “Management—Conflicts of Interest” cautions prospective investors regarding potential conflicts of interest that may exist as a result of existing affiliations. The Company has added disclosure to the effect that the Company does not believe that there are any material overlaps between the Company and entities with which the Company’s officers, directors and senior advisor are affiliated with respect to the investment criteria for potential acquisition candidates, except that a conflict may exist in respect of affiliations that Thomas MacMahon, one of the Company’s directors, has with two entities. We advise the Staff supplementally that those two entities are LabCorp. and Express Scripts Inc. As disclosed on p. 82 of the Registration Statement, Mr. MacMahon has informed the Company that in the event a potential acquisition candidate is presented to or identified by the Company and Mr. MacMahon believes such potential acquisition candidate may also be of interest to one or both of those entities, he will inform the Company of that fact and will recuse himself from any board of directors discussion or vote regarding the advisability of the Company’s possible acquisition of that candidate. The Company does not believe that any other material conflict exists because its officers, directors and senior advisor have informed the Company that the other entities (other than as described with respect to Mr. MacMahon) with which they are affiliated are not likely to be interested in pursuing an acquisition of the size or type which the Company is likely to pursue. Moreover, to the extent that the Company’s officers were to be presented with or to identify a potential acquisition candidate that one of the other entities with which they are affiliated might have an interest in acquiring, their first priority would be to present that potential acquisition candidate to the Company for its consideration.

4.	We note your response to comment eight of our previous letter and we reissue the comment. Please identify any entities for which the special advisor has a fiduciary duty to present business opportunities. We note in this regard that Dr. Wild, as an independent contractor, does not, as such, owe the company any fiduciary duties with respect to the execution of his duties. Please revise to disclose clearly any such conflicts and priorities. We may have further comment.

RESPONSE:

As noted in our response to Comment 3, we respectfully note that all of the affiliations of the Company’s senior advisor are fully disclosed in his biography, and that we believe it would be inappropriate to disclose the respective core businesses, investment strategies, portfolios, risk characteristics and structures of those entities as those entities are private companies. The Company has added disclosure that the Company does not believe that there are any material overlaps between the Company and entities with which its senior advisor is affiliated with respect to the investment criteria for potential acquisition candidates.

Mr. John Reynolds

Securities and Exchange Commission

October 5, 2007

p. 4

5.	We note your response to comment ten of our previous letter and your disclosure on page 13, and elsewhere, that the company may engage in a business combination with one or more target businesses that are affiliated with the founding principal stockholder, officers, directors, or senior advisor. Please describe in the prospectus any consideration that the company, founding stockholder, officers, directors, or senior advisor have given to entering into acquisitions with affiliates. If none has been given, please affirmatively state so.

RESPONSE:

Neither the Company, Pecksland Partners, LLC, nor any of the Company’s officers, directors or senior advisor has given any consideration to entering into any acquisition with an affiliate entity. The Company has revised the Registration Statement to respond to the Staff’s comment. See pp. 14, 29, 81.

6.	We note your response to comment 14 of our previous letter and your disclosure that the company, prior to the stockholder meeting concerning a proposed business combination, may require stockholders that wish to convert their shares to tender their certificates or to deliver their shares electronically to the company’s transfer agent. We note also the discussion in the business section on page 63. Please revise the prospectus to address the following points:

•

Revise your disclosure in both sections to indicate how long it will take the DWAC System to process a shareholder conversion request, and clarify when shares will be considered tendered for conversion purposes. We note the disclosure that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent.

•

Provide clear disclosure concerning the minimum amount of time that will be provided between the mailing of the proxy and the date when the shares must be tendered for conversion rights. Explain whether the minimum time period would be sufficient for an average investor to meet the steps required to exercise his conversion rights. Clarify why investors who attend the meeting are not able to tender their shares in person at the time of the meeting.

•

Provide clear disclosure regarding any costs associated with tendering the certificates or delivering the shares to the transfer agent electronically and any other requirements or steps to elect conversion. Also, include a statement indicating that any fee, to the extent it is passed through to the investor, may discourage conversions and make it preferable for shareholders simply to sell their shares in the market.

Mr. John Reynolds

Securities and Exchange Commission

October 5, 2007

p. 5

•

With a view to disclosure, tell us why shareholders are not being requested to transfer shares to the transfer agent a reasonable time after the meeting and approval of the transaction, so that no extraneous expenses or steps would be necessary on the part of shareholders transferring shares in the event that the business transaction is rejected.

•

We note that these additional steps will make it more difficult for investors to elect conversion and are more likely to result in shareholders potentially failing to meet all of the requirements for conversion. Please add a risk factor highlighting the additional steps and differences between your procedures and the conversion feature of a traditional SPAC. To the extent you have considered whether the additional step may minimize conversions and avoid possible rejection of the proposed transaction, revise to clarify. We may have further comment.

RESPONSE:

Traditionally, in order to perfect conversion rights in connection with a blank check company’s business combination, a stockholder could simply vote against the proposed business combination and check a box on the proxy card to indicate that such stockholder was seeking to convert. After the business combination was approved, the blank check company would contact such stockholder to arrange for such stockholder to deliver such stockholder’s share certificate to verify ownership. As a result, the stockholder then had an “option window” after the consummation of the business combination during which such stockholder could monitor the price of the stock in the open market. If the stock price rose above the conversion price, such stockholder could sell the shares in the open market before actually delivering them to the company for cancellation. Thus, the conversion right, which stockholders were aware they needed to commit to before the stockholder meeting, would become a “put” right surviving past the time of the shareholder vote until the converting holder delivered such holder’s share certificate.

Because of this possibility, the Company is requiring that a converting stockholder deliver, physically or electronically, such stockholder’s shares prior to the meeting, so as to ensure that such converting stockholder’s election to convert is irrevocable once the business combination is approved.

The Company has also revised the Registration Statement to address the Staff’s comments. See pp. 11, 31, 64-65.

Mr. John Reynolds

Securities and Exchange Commission

October 5, 2007

p. 6

7.	claims of various vendors. See pages 21 and 65. Please state whether any potential claims would not be covered by these agreements. In addition, please clarify throughout the prospectus, as appropriate, the obligation of the company to bring a claim against these executive officers to enforce their liability obligation. Clarify whether the company has an obligation to bring this claim, if necessary. Clarify whether the board has any fiduciary obligation to bring such a claim. If not, please explain.

RESPONSE:

As the Company has indicated in the Registration Statement, “our executive officers have not agreed to reimburse us for any debts or obligations to vendors that do not represent service fees (and related disbursements) or product purchase prices but relate to a potential tort claim.” See pp. 23, 67.

The obligations of the Company’s executive officers to reimburse the Company in respect of certain claims are pursuant to written agreements that each executive officer has entered into with the Company. The Company has added disclosure to the effect that if the Board of Directors of the Company were to conclude that the obligations of any executive officer under these agreements had not been honored, the Company expects that it would seek to enforce these obligations against such executive officers. See pp. 22, 67.

Risk Factors, page 18

8.	We note your response to comment 20 of our previous letter and your revised disclosure on page 31. Please revise the first full risk factor on page 31 to disclose the factors that existing stockholders would consider to make purchases in the open market or private transactions, such as whether to influence the shareholder vote to approve a business combination. Also revise the summary as applicable. We may have further comment.

RESPONSE:

The Company has revised the disclosure to provide that while the existing stockholders of the Company have no present intention to make purchases of Company securities in the open market or in any private transactions, they could decide to do so. Factors that would be considered by the Company’s existing stockholders in making such additional purchases would include consideration of the current trading price of the Company’s units and shares of common stock. The Company has further revised the disclosure to clarify that in the event that the Company’s existing stockholders were to purchase any additional units or shares of its common stock, the Company anticipates that they will vote any shares of common stock so acquired by them in favor of the initial business combination and in favor of an amendment to the Company’s certificate of incorporation to provide for its perpetual existence in connection with a vote to approve the initial business combination. See pp. 32-33, 84.

Mr. John Reynolds

Securities and Exchange Commission

October 5, 2007

p. 7

Proposed Business, page 53

9.	We note your response to comment 28 and the disclosure on page 54 that you have not conducted any research with respect to identifying the number and characteristics of the potential business combination candidates within your targeted industry. Please discuss whether anyone on your behalf has conducted such research.

RESPONSE:

The Company has revised the disclosure on p. 55 to clarify that no such research has been conducted by any person or entity on behalf of the Company.

Sources of Target Businesses, page 59

10.	We note that you will not pay any of your existing officers, directors or senior advisors, or their affiliates, any finder’s fees or other compensation for services in connection with the business combination. Please disclose if these persons could receive such compensation from the target company and whether payment of finder’s fees or consulting fees to these persons will be a criterion in the selection process of an acquisition candidate. In addition, please describe any policy prohibiting your management’s pursuit of such fees or reimbursements from the acquisition target company. If you do not have such a policy, please explicitly state so and consider including an appropriate risk factor.

RESPONSE:

None of the Company’s officers, directors, senior advisor or its or their respective affiliates will be paid any finder’s fees or other compensation, whether by the Company or by a target company, for any services in connection with a business combination . In addition, the Company’s Ethics Policy that has been filed as an exhibit to the Registration Statement specifically prohibits the receipt of any such fees from any acquisition target. See pp. 48, 80 and Exhibit 14.

Mr. John Reynolds

Securities and Exchange Commission

October 5, 2007

p. 8

Financial Statements

Notes to Financial Statements

Note D - Related Party Transactions, F-9

11.	Considering the private placement warrants will be sold to an entity beneficially owned by your officers, please disclose the fair value of these warrants and the amount of compensation expense to be recognized. As applicable, please expand MD&A to discuss the likely future effect of the issuance of the private placement warrants on your financial condition and results of operations.

RESPONSE:

No compensation expense will be recognized in connection with the private placement warrants that will be issued to Pecksland Partners, LLC, since the purchase price of the private placement warrants reflects a premium over such warrants’ estimated value. The Company determined that the purchase price is at a premium by analyzing warrant prices of several similarly structured blank check companies after consummation of their initial public offerings and following separation of the shares of common stock and warrants included within the units offered. This list of companies was deemed comparable because it represents all of the initial public offerings of blank check companies for the last two years that include (i) a unit with a purchase price of $8.00, (ii) a warrant to purchase one share of common stock at an exercise price of $6.00 per share, (iii) an expiration on the earlier of four years from the date of the Registration Statement and the redemption date and (iv) an exercise date no earlier than one year from the date of the Registration Statement. The average trading price for the warrants of such companies was $0.83, which is below the $1.00 purchase price. These terms are comparable to the terms that the warrants issued by the Company in the private placement will have, including an identical exercise price of $6.00 per warrant. The warrants which are a component of the units sold in the public offering may be exercised after the consummation of a business combination, whereas the private placement warrants cannot be exercised or transferred until ninety days after the consummation of a business combination. The Company has revised the disclosure on pages 89 and F-10 of the Registration Statement in response to the Staff’s comment.

The following table illustrates the closing price on the first trading day upon separation of the shares of common stock and warrants included within the units.

Mr. John Reynolds

Securities and Exchange Commission

October 5, 2007

p. 9

Company	Offering Date	First day warrant close price
KBL Healthcare Acquisition Corp. III	07/19/07	$0.75
China Fortune Acquisition Corp.	07/17/07	1.05
Advanced Technology Acquisition Corp.	06/18/07	0.78
Apex Bioventures Acquisition Corp.	06/07/07	0.80
Arcade Acquisition Corp.	05/21/07	0.90
Columbus Acquisition Corp.	05/18/07	0.85
MBF Healthcare Acquisition Corp.	04/17/07	0.90
Tailwind Financial Inc.	04/11/07	0.85
Santa Monica Media Corp.	03/27/07	0.64
Churchill Ventures Ltd.	03/02/07	0.65
Union Street Acquisition Corp.	02/05/07	0.67
ChinaGrowth South Acquisition	01/25/07	1.13
ChinaGrowth North Acquisition	01/25/07	1.13
Granahan McCourt Acquisition Corp.	10/18/06	0.55
Oracle Healthcare Acquisition Corp.	03/03/06	1.25
Vantage Energy Services, Inc.	05/24/07	0.91
North American Insurance Leaders	03/22/06	0.76
Shanghai Century Acquisition Corp.	04/25/06	0.77
Millennium India Acquisition Company Inc.	07/20/06	0.47
Information Services Group, Inc.	01/31/07	0.75
Key Hospitality Acquisition Corp.	10/24/05	0.85
Endeavor Acquisition Corp.	12/16/05	0.96
Echo Healthcare Acquisition Corp.	03/17/06	0.80
Platinum Energy Resources, Inc.	10/26/05	0.86
General Finance Corp.	04/05/06	0.60
Healthcare Acquisition Corp.	07/28/05	1.10
Boulder Specialty Brands, Inc.	12/19/05	0.70
Services Acquisition Corp. International	06/29/05	0.92

Average		$0.83

Source: Factset, SEC filings

12.	Please file the remaining exhibits in the next amendment to allow the staff adequate time to review the documents.

RESPONSE:

Other than the Exhibit 5.1 legal opinion, which will be filed by amendment, the remaining exhibits have been filed concurrently with the filing of the Registration Statement.

* * *

Mr. John Reynolds

Securities and Exchange Commission

October 5, 2007

p. 10

Thank you for your continuing assistance regarding these filings. Please contact the undersigned at (212) 836-7061 or William Lonergan at (212) 836-7190 with any further comments or questions you may have.

Sincerely,

/s/ Emanuel S. Cherney
Emanuel S. Cherney

cc: William M. Lonergan